UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In November 2007, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated November 13, 2007: Sanofi Pasteur and Acambis join forces to bring West Nile vaccine to market.

Exhibit 99.2	Press release dated November 13, 2007: Rimonabant – Regulatory Update in Europe.

Exhibit 99.3	Press release dated November 26, 2007: Sanofi-aventis to build a vaccine facility in Shenzen for prevention of influenza and pandemic readiness in China.

Exhibit 99.4

Press release dated November 29, 2007: Sanofi-aventis initiates a major collaboration with Regeneron to develop and commercialize fully-human therapeutic antibodies and plans to increase its stake in Regeneron to approximately 19%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2007		SANOFI-AVENTIS

	By	/S/ P. Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President
Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 13, 2007: Sanofi Pasteur and Acambis join forces to bring West Nile vaccine to market.

Exhibit 99.2	Press release dated November 13, 2007: Rimonabant – Regulatory Update in Europe.

Exhibit 99.3	Press release dated November 26, 2007: Sanofi-aventis to build a vaccine facility in Shenzen for prevention of influenza and pandemic readiness in China.

Exhibit 99.4

Press release dated November 29, 2007: Sanofi-aventis initiates a major collaboration with Regeneron to develop and commercialize fully-human therapeutic antibodies and plans to increase its stake in Regeneron to approximately 19%.